SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

           Filed pursuant to Section 16(a) of the Securities Exchange
            Act of 1934, Section 17(a) of the Public Utility Holding
                             Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person*

     SDL plc
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   (Last)                            (First)              (Middle)

     Butler House, Market Street
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                                    (Street)

     Maidenhead, Berkshire S16 8AA, United Kingdom
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   (City)                            (State)                (Zip)

---------------------------------------------------------------------------
2.   Date of Event Requiring Statement (Month/Day/Year)

     1/16/02
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

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4.   Issuer Name and Ticker or Trading Symbol

     ALPNET, Inc. (OTCBB: AILP.OB)
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


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6.   If Amendment, Date of Original (Month/Day/Year)


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7.   Individual or Joint/Group Filing  (Check applicable line)

     [_]  Form Filed by One Reporting Person

     [x]  Form Filed by More than One Reporting Person**

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================


                   2. Amount of       3. Ownership Form
                   Securities         Direct (D)
1. Title of        Beneficially       or                4. Nature of Indirect
Security           Owned              Indirect (I)      Beneficial Ownership
(Instr. 4)         (Instr. 4)         (Instr. 5)        (Instr. 4)
------------------ ------------------ ----------------- ----------------------
------------------ ------------------ ----------------- ----------------------

Common Shares, no
par value          69,339,745         Indirect (I)      See explanatory note(1)
------------------ ------------------ ----------------- ----------------------
------------------ ------------------ ----------------- ----------------------
------------------ ------------------ ----------------- ----------------------
------------------ ------------------ ----------------- ----------------------

================== ================== ================= ======================

Reminder:       Report on a separate line for each class of securities
                beneficially owned directly or indirectly.

*    If the Form is filed by more than one Reporting Person, see Instruction
5(b)(v).

**   See Form 3 attached as Attachment No. 1 for additional Reporting Person.

================================================================================
             Table II -- Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================






                               3. Title and
                 2. Date           Amount
               Exercisable     of Securities
            and Expiration       Underlying
                 Date        Derivative Security
             (Month/Day/Year)    (Instr.4)
            ------------------ ----------------         5. Ownership
                                                           Form of
                                  Amount  4.Conversion   Derivative   6. Nature
1. Title of                         or     or Exercise    Security:  of Indirect
Derivative   Date     Expira-     Number     Price of    Direct (D)   Beneficial
 Security    Exer-    tion          of      Derivative  or Indirect   Ownership
(Instr. 4)   cisable  Date     Title Shares  Security  (I)(Instr.5)   (Instr. 5)


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================================================================================


Explanation of Responses:

See Attachment No. 2.

(1) The securities owned indirectly by SDL plc are owned directly by its wholly owned subsidiary Arctic Inc., a Utah corporation.


 /s/ Mark Lancaster                            January 22, 2002
--------------------------------------      -----------------------
Name:       Mark Lancaster                          Date
Title:      Chairman and CEO of SDL plc
      **Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                Attachment No. 1

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

           Filed pursuant to Section 16(a) of the Securities Exchange
            Act of 1934, Section 17(a) of the Public Utility Holding
                             Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

--------------------------------------------------------------------------------
1.   Name and Address of Reporting Person*

     Arctic Inc.
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

     Butler House, Market Street
--------------------------------------------------------------------------------
                                    (Street)

     Maidenhead, Berkshire S16 8AA, United Kingdom
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

--------------------------------------------------------------------------------
2.   Date of Event Requiring Statement (Month/Day/Year)

     1/16/02
--------------------------------------------------------------------------------
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

--------------------------------------------------------------------------------
4.   Issuer Name and Ticker or Trading Symbol

     ALPNET, Inc. (OTCBB: AILP.OB)
--------------------------------------------------------------------------------
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


--------------------------------------------------------------------------------
6.   If Amendment, Date of Original (Month/Day/Year)


--------------------------------------------------------------------------------
7.   Individual or Joint/Group Filing  (Check applicable line)

     [_]  Form Filed by One Reporting Person

     [x]  Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================


                       2. Amount of     3. Ownership Form :   4. Nature of
1. Title of              Securities       Direct (D) or        Indirect
 Security           Benefiacially Owned   Indirect (I)     Beneficial Ownership
 (Instr. 4)              (Instr. 4)       (Instr. 5)           (Instr. 4)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Common Shares, no
par value           69,339,745            Direct (D)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

================================================================================


Reminder:  Report on a separate line for each class of  securities  beneficially owned directly or indirectly.

* If the Form is  filed  by more  than one  Reporting  Person,  see  Instruction
5(b)(v).

================================================================================
              Table II -- Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================




                               3. Title and
                                   Amount
                               of Securities
                 2. Date         Underlying
               Exercisable   Derivative Security
            and Expiration       (Instr.4)
                 Date
             (Month/Day/Year)
            ------------------ ----------------         5. Ownership
                                                           Form of
                                  Amount  4.Conversion   Derivative   6. Nature
1. Title of                         or     or Exercise    Security:  of Indirect
Derivative   Date     Expira-     Number     Price of    Direct (D)   Beneficial
 Security    Exer-    tion          of      Derivative  or Indirect   Ownership
(Instr. 4)   cisable  Date     Title Shares  Security  (I)(Instr.5)   (Instr. 5)


--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

================================================================================


Explanation of Responses:

See Attachment No. 2.


/s/ Mark Lancaster                           January 22, 2002
--------------------------------------    -----------------------
Name:       Mark Lancaster                         Date
Title:      President of Arctic Inc.
      **Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                Attachment No. 2



Explanation of Responses:

SDL plc, a company organized under the laws of England and Wales, and Arctic Inc., a Utah corporation and wholly owned subsidiary of SDL, filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO, dated December 13, 2001, as amended from time to time, relating to the third-party tender offer (the "Tender Offer") by Arctic Inc. to purchase all the outstanding common shares of ALPNET, Inc., at a purchase price of $0.21 per common share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 13, 2001 and in the related Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(C), respectively (collectively, the "Offer to Purchase").

The Tender Offer expired at midnight, New York City time, on January 15, 2002. Arctic Inc. accepted all validly tendered shares (including those subject to guaranteed delivery) on January 16, 2002. A total of 24,877,788 common shares were tendered, which represents approximately 77% of the outstanding common shares of ALPNET, Inc.

On December 12, 2001, Arctic Inc. and ALPNET, Inc. entered into a Share Option Agreement (the "Share Option Agreement") pursuant to which Arctic Inc. is entitled to purchase common shares of ALPNET, Inc. (the "Option Shares") at a price of $0.21 per share, so that, following the purchase of the Option Shares, Arctic Inc, shall then own 90.1% of the outstanding common shares of ALPNET, Inc. (the "Option"); provided that to purchase shares under the Option, Arctic Inc. must own at least 75% of the outstanding common shares of ALPNET, Inc. prior to exercising the Option. On January 16, 2002, Arctic Inc. exercised the Option to purchase 44,461,957 of the authorized but unissued common shares of ALPNET, Inc. in consideration of which Arctic Inc. issued a promissory note in the amount of $9,337,010.97 as payment in full.

On December 12, 2001, SDL plc, Arctic Inc. and ALPNET, Inc. entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement and the actions contemplated therein, Arctic Inc. will be merged with and into ALPNET, Inc. (the "Merger"), with ALPNET, Inc. continuing as the surviving corporation and as a wholly owned subsidiary of SDL plc. Upon completion of the Merger, each issued and outstanding common share of ALPNET, Inc. will be exchanged for the right to receive $0.21 per common share, net to the seller in cash, without interest thereon. The purpose of the Merger is to acquire all outstanding common shares of ALPNET, Inc. not tendered and purchased pursuant to the Tender Offer or otherwise.